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                                                            [Merrill Lynch Logo]

Merrill Lynch Retirement Group
1400 Merrill Lynch Drive
Pennington, NJ 08534

Reminder Notice                                         April 4, 2006
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AutoNation 401k Plan - Offer to Purchase for Cash

We previously sent you an Important Notice, informing you that AutoNation, Inc is offering to purchase, for $23 per share in cash, up to 50,000,000 shares of its common stock (Ticker Symbol-AN).

This notice is to remind you that:

TO TENDER YOUR SHARES held in the AutoNation 401(k) Plan (the "Plan"), you must call us at (877) 744-4015 by 2 p.m., New York City time, on April 11, 2006

TO NOT TENDER YOUR SHARES held in the Plan, you must call us at (877) 744-4015 by 2 p.m., New York City time, on April 11, 2006.

If you choose to tender your shares, and such shares are sold, there will be a cash payment made to your plan account, invested in the Merrill Lynch Retirement Preservation Trust until you give specific investment direction. As with the sale of other investments in your Plan account, the sale of any tendered shares will not be a taxable event. Your tender election does not include any future shares contributed to your account. If more shares are contributed, you must call us again to instruct us to tender or not tender those shares. If you choose to change an election you have made, you must call us no later than 2:00 p.m., New York City time, on April 11, 2006. If you fail to make an election, the AutoNation Employee Benefits Committee (the "EBC") will decide whether or not to tender some or all of your shares. If all tendered shares exceed the amount to be acquired, shares will be accepted on a pro-rata basis.

The terms and conditions of the offer are described in detail in the Offer to Purchase and related Letter of Transmittal and further summarized in the Important Notice, all of which were previously forwarded to you. You should read these documents carefully before deciding whether or not to tender your shares. AutoNation's Board of Directors has approved the making of the offer. However, neither AutoNation or its Board, the Trustee or the EBC is making a recommendation as to whether or not you should instruct us as Trustee to tender any of your Plan shares. You are advised to consult your tax advisor concerning your decision to participate in the offer.

(C)March 2006 Merrill Lynch, Pierce, Fenner & Smith Incorporated
Member, Securities Investor Protection Corporation (SIPC)